SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 13 December 2011

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .)

Enclosed:

News Release

December 12, 2011

Ivanhoe Mines receives decision in arbitration with Rio Tinto

VANCOUVER, CANADA – Ivanhoe Mines announced today that a decision has been received in the arbitration between Ivanhoe and Rio Tinto. The arbitrator’s decision has two aspects.

Rio Tinto claimed that Ivanhoe’s Shareholders’ Rights Plan could potentially breach rights granted to Rio Tinto in the Private Placement Agreement signed with Ivanhoe in October 2006. The arbitrator determined that, if Rio Tinto triggers Ivanhoe’s Shareholders’ Rights Plan and thereby becomes an “acquiring person,” the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement will nevertheless continue to apply.

The anti-dilution rights, which apply in situations where Ivanhoe proposes to issue shares to any person(s) other than Rio Tinto, entitle Rio Tinto to acquire a sufficient number of Ivanhoe shares so as to result in Rio Tinto beneficially owning the same percentage of issued and outstanding Ivanhoe shares that it would have owned had no shares been issued to any other person(s).

Ivanhoe’s Shareholders’ Rights Plan may remain in effect until its scheduled expiry in April 2013 and will apply to all Ivanhoe Mines’ shareholders, but the exercise of rights under the Shareholders’ Rights Plan will be subject to Rio Tinto’s anti-dilution rights.

The purpose of Ivanhoe’s Shareholders’ Rights Plan, which was adopted by the Board of Directors in April 2010 and overwhelmingly approved by 95% of Ivanhoe’s minority shareholders in May 2010, was to protect all shareholders, while allowing takeover bids that are made to all shareholders and that satisfy certain conditions. The Rights Plan also was intended to provide Ivanhoe’s board with additional time to consider any bid and, if applicable, to explore alternative transactions that would maximize value for shareholders.

“We will continue to strive to ensure that all Ivanhoe shareholders are treated fairly,” said David Huberman, Chairman of Ivanhoe Mines.

The arbitrator’s decision also addressed the counterclaim that Ivanhoe filed against Rio Tinto. The counterclaim alleged that Rio Tinto acted in breach of certain of its obligations under the Private Placement Agreement. The arbitrator determined that Rio Tinto had not breached such obligations.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts

Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Website: www.ivanhoemines.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 13 December 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary